Nano Dimension Ltd.

2 Ilan Ramon St.
Ness Ziona 7403635, Israel

October 9, 2019

Via EDGAR

Mitchell Austin, Staff Attorney

Jan Woo, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Nano Dimension Ltd. (the “Company”)

Registration Statement on Form F-3

Filed September 23, 2019

File No. 333-233905

Dear Mr. Austin:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated October 4, 2019, with respect to the Company’s registration statement on Form F-3 (the “Registration Statement”), filed with the Commission on the date referenced above. For your convenience, your comment appears in bold, followed by our response.

1.	This registration statement appears to cover the resale of American Depositary Shares representing approximately 104% of your currently outstanding ordinary shares and even a higher percentage of your non-affiliate public float. Additionally, we note that your Chief Executive Officer and Orin Hirschamn, who appears to be an affiliate of the company, are offering 33% of the ADSs in this offering. Given the size of the offering relative to the number of common shares outstanding and held by non-affiliates, please provide a detailed legal analysis explaining your basis for determining that this secondary offering is eligible to be made under Rule 415(a)(1)(i) and why it should not be treated as a primary offering. In responding, please consider the guidance set forth in Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response:

We have reviewed the Staff’s comment and for the reasons set forth below, we respectfully submit that the offering to be registered pursuant to the Registration Statement is a valid secondary offering and may be registered as contemplated by the Registration Statement, and the selling shareholders set forth in the Registration Statement (the “Selling Shareholders”) are not “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

In reaching this conclusion, we have considered Question 612.09 of the Compliance and Disclosure Interpretations (“CDI 612.09”), which is repeated below for reference:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. . . The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Background

On August 30, 2019, the Company entered into a securities purchase agreement pursuant (the “Purchase Agreement”) to which it agreed to make a private placement (the “Private Placement”) to certain accredited investors of convertible promissory notes (the “Notes”) with an aggregate original principal amount of approximately $4.3 million and an additional approximately $2.7 million to be received in two subsequent closings, bringing the expected total gross proceeds from this funding to approximately $7.0 million. The Notes are convertible into the Company’s American Depositary Shares, together with warrants (the “Warrants”) to purchase American Depositary Shares in a ratio of 0.85 warrant per 1 American Depositary Share. The initial closing of the private placement occurred on September 4, 2019, at which time the Company received gross proceeds of approximately $4.3 million before deducting placement agent fees, escrowed amounts and other expenses.

The Notes are unsecured, have a maturity date of March 4, 2021, bear no interest except in an event of default and may be converted, at the election of the holder, into American Depositary Shares of the Company at an initial per share conversion price of $0.29, subject to adjustments, including in connection with note issuances in subsequent tranches. The Notes include a mandatory conversion provision for part or all of the Notes in the event that the volume weighted average price of the Company’s American Depositary Shares reaches certain thresholds, subject to certain limitations. The Warrants have an exercise price equal to 125% of the conversion price of the Notes, are exercisable upon the six-month anniversary of issuance and will expire five years from the date of issuance.

Analysis

Factor 1: How Long the Selling Shareholders Have Held the Securities

The Ordinary Shares being registered for resale under the Registration Statement consist of (i) up to 122,880,086 Ordinary Shares issuable upon conversion of the Notes, and up to 62,668,848 Ordinary Shares issuable upon the exercise of the Warrants, that were issued in the first tranche of the Private Placement. As mentioned above, the Purchase Agreement was executed by the Company and the investors on August 30, 2019, and the Notes and Warrants were issued on September 4, 2019.

While the presumption is that the longer securities are held, the less likely it is that a selling shareholder is acting as a conduit for a primary offering, such a factor is not determinative, and the Commission has in fact specifically recognized that a short holding period does not by itself negate valid investment intent. The Staff regularly permits issuers to register privately issued shares for resale promptly following, or even prior to, the closing of a private placement transaction. For example, Securities Act Forms Compliance and Disclosure Interpretations Question 116.19 (“CD&I 116.19”) and Securities Act Sections Compliance and Disclosure Interpretations Question 139.11 (“CD&I 139.11”) both provide that:

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.”

CD&I 116.19 and CD&I 139.11 contemplate that a valid secondary offering could occur immediately following the closing of the private placement of securities (commonly known as a “PIPE,” or private-investment of public-equity transaction) with no minimum holding period in the event the company has completed the private transaction of all of the securities it is registering and the investor is at market risk at the time of filing of the resale registration statement. Thus, there is no mandatory holding period that must be overcome for a PIPE transaction to be followed by a valid secondary offering. This interpretation of CD&I 116.19 and CD&I 139.11 indicates that the existence of registration rights and a short time between the issuance of the securities and the filing date of the Registration Statement do not preclude the offering from being secondary in nature. This concept is completely consistent with custom and practice in the PIPE marketplace. In many PIPE transactions (including the Private Placement) a registration statement is required to be filed shortly after closing or even as a condition to the closing.

The Selling Shareholders purchased the securities underlying the Ordinary Shares being registered for resale in the Registration Statement in a valid private placement offering pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. Each of the Selling Shareholders represented to the Company in the Purchase Agreement that they were purchasing the securities for their own account and had no arrangement or understanding to distribute the securities. There is no evidence to suggest that those representations are false. The mere fact that the Ordinary Shares issuable upon conversion of the Notes and exercise of the Warrants are now being registered for resale is not evidence that the Selling Shareholders had or have any intention to effect an immediate distribution. In short, these parties were acting as investors at the time of the Private Placement, bearing the full market risk from the date of the initial closing of the Private Placement, and are not underwriters of a primary offering.

In addition, when the Selling Shareholders entered into the Purchase Agreement, they committed to a process that would take time before they could sell their respective shares due upon conversion of the Notes, exercise of the Warrants and registration of the underlying securities with the Commission. Furthermore, given the “blocker” provisions of the Notes and the Warrants, which prevent the holder from beneficially owning more than 4.99% of the Company’s issued and outstanding Ordinary Shares upon conversion of the Notes or exercise of the Warrants, the Selling Shareholders are unlikely to consider converting or exercising, or to be able to convert or exercise, all of these securities into Ordinary Shares and selling those shares in the market unless there was sufficient liquidity at a trading price above the respective conversion or exercise price, as applicable. The Selling Shareholders purchased the securities in the Private Placement fully aware of the limited trading activity in the Ordinary Shares. The Selling Shareholders do not and could not expect to be able to quickly sell their Ordinary Shares, even if they desired to do so.

The Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. There is no evidence to suggest that any special selling efforts or selling methods by or on behalf of the Selling Shareholders have or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the Selling Shareholders have taken any actions to condition or prime the market for the potential resale of the shares, and the Selling Shareholders have held the securities for the time periods referenced above.

Lastly, none of the Selling Shareholders is acting on the Company’s behalf with respect to the shares being registered for resale under the Registration Statement, and the Company has no contractual relationship with the Selling Shareholders that would control the timing, nature and amount of resales of the shares (or whether such shares are even resold at all) under the Registration Statement.

Accordingly, based on the foregoing, the Company believes that the factors discussed above in the aggregate, support the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

Factor 2: Circumstances Under Which the Selling Shareholders Received Their Shares

As described above, the Notes and Warrants were (or will be with respect to the Notes to be issued in subsequent closings) issued in a valid private placement transaction that complied in all respects with CD&I 116.19 and CD&I 139.11, and the rules and regulation promulgated under the Securities Act. These securities were (or will be issued) pursuant to transactions exempt from the registration requirements of the Securities Act; specifically in reliance on Section 4(a)(2) of the Securities Act. Accordingly, such securities are, and at all times have been, restricted securities that could not have been, and may not be, offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. In the Purchase Agreement, the Selling Shareholders made customary investment and private placement representations to the Company, including that such Selling Shareholder (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) was acquiring the securities pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the securities to any person, (iii) will not sell or otherwise dispose of any of the securities, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iv) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Shareholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment and (v) was able to bear the economic risk of an investment in the Shares and able to afford a complete loss of such investment.

The Purchase Agreement had the traditional characteristics of a private investment and there is no indicia of the Private Placement being a “disguised underwriting” by the Selling Shareholders. In a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public, and the issuer sells the securities to the underwriter at a negotiated discount to the public offering price, with the “spread” between the two prices representing the underwriter’s compensation for its selling efforts and for bearing market risk. The Selling Shareholders purchased the securities in the Private Placement without any agreement or arrangement regarding the price at which they might later resell the underlying shares to the public pursuant to the Registration Statement. As such, unlike an underwriter, the Selling Shareholders have taken full investment risk with regard to the securities they acquired, and there is no certainty that they will receive a premium on the resale of any underlying shares.

The Registration Statement has been filed by the Company to comply with its obligations under the Registration Rights Agreement between the Company and the Selling Shareholders.  The parties negotiated the Registration Rights Agreement for a variety of business reasons, including providing enhanced liquidity if and when the Selling Shareholders determine to sell any portion of their investments.  The Company did not enter into the Registration Rights Agreement for the purposes of conducting an indirect primary offering.  From the point of view of the Company, filing the Registration Statement entails incremental legal, accounting and printing costs and filing fees with no offsetting monetary benefits to the Company.

The Company is aware that a reader of the Registration Statement may equate the registration of the Ordinary Shares with a present intent to distribute these securities. However, the Company respectfully submits that such a perspective is at odds with both market practices and the Staff’s own previous interpretive positions, including CD&I 116.19. There are a number of reasons why investors in a PIPE transaction would want shares registered other than to effect an immediate resale. Many private investment funds are required to mark their portfolios to market. If portfolio securities are not registered, such investors are typically required to mark down the book value of those securities to reflect an illiquidity discount. That valuation does not depend on whether investors intend to dispose of their securities or to hold them for an indefinite period. In addition, investors are fiduciaries for their limited partners and other investors in the funds. As such, the investors have a common law duty to act prudently. Accordingly, the Company understands that they wish to have their securities in a more liquid form, whereas not registering the shares could prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company. Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations. Restricted securities do not qualify as “margin stock.”

The Company further notes that CD&I 116.19 supports the conclusion that registration is not equivalent to a current intent to distribute. If registration did equate with such a distribution intent, then no PIPE transaction could ever occur because the mere fact of subsequent registration would presumably negate an investor’s prior representation of investment intent, which would in turn destroy any private placement exemption.

The Company believes that the facts surrounding issuance of the Notes and Warrants do not support a conclusion that the Selling Shareholders were acquiring such securities for the purposes of distributing them on behalf of the Company.

Factor 3: The Selling Shareholders’ Relationship to the Company

None of the Selling Shareholders is acting on behalf of the Company with respect to the shares being registered for resale under the Registration Statement. Other than with respect to Mr. Amit Dror, the Company’s Chief Executive Officer and director, all of the Selling Shareholders’ respective relationship to the Company is, and always has been, solely as a passive investor. It should be noted that the principal amount of Mr. Dror’s Note is only $10,208 out of a private placement of approximately $7.0 million and the ADSs into which such amount is convertible are less than 10% of his total beneficial holdings of the Company, the balance of which are not subject to the Registration Statement. There are no relationships between or among the Company and any Selling Shareholder of a nature that would suggest that it should be viewed as “the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”

In addition, except for Mr. Dror, none of the Selling Shareholders is, nor do they have representatives serving as, an officer or employee of the Company or as a member of the Company’s board of directors, nor do they have any other power to direct or cause the direction of the management and policies of the Company. The Company has no contractual, legal, or other relationship with any of the Selling Shareholders that would control the timing, nature, and amount of resales of the shares following the effectiveness of the Registration Statement or whether such shares are even resold at all. Furthermore, the Selling Shareholders have not entered into any shareholders’ agreement nor do they have any special rights as a shareholder.

Besides Mr. Dror, none of the Selling Shareholders is an affiliate of the Company, and as evidenced by the 4.99% ownership blocker provision contained in both the Note and the Warrants, the Selling Shareholders clearly did not purchase the securities with any view to becoming an affiliate of the Company or establishing any “control” over the Company or its operations. These blocker provisions prevent the Selling Shareholders from being an affiliate of the Company or exerting any voting control or influence over the Company. The Company acknowledges that the number of shares beneficially owned by Mr. Orin Hirschman as set forth in the Registration Statement gives the appearance that Mr. Hirschman may be an affiliate of the Company. However, the “blocker” provisions of the Notes and the Warrants prevent each of the Selling Shareholders from beneficially owning more than 4.99% of the Company’s issued and outstanding Ordinary Shares upon conversion of the Notes or exercise of the Warrants. Also, the actual number of shares issuable upon conversion of the Notes or exercise of the Warrants may actually be less than the amount of shares registered in the Registration Statement, as the Registration Statement registered the maximum amount of shares issuable under the Notes and Warrants (as further discussed below in “Factor 4: The Amount of Registration Shares Involved”).

In addition, each of the Selling Shareholders is also not the “alter ego” of the Company and is not acting as a conduit for the Company. To the Company’s knowledge, each of the Selling Shareholders is not, and has never been, a broker-dealer or an affiliate of a broker-dealer or an affiliate of the Company, nor has it ever had any other relationship with the Company other than as directly relates to investment transactions or, in the case of Mr. Dror, in his capacity as an officer and director. As noted above, the shares proposed to be registered by Mr. Dror are immaterial in amount.

For the reasons described above, the Company believes that there is no relationship between the Company and the Selling Shareholders that would preclude the offering covered by the Registration Statement from being a bona fide secondary offering.

Factor 4: The Amount of Registration Shares Involved

The Company is seeking to register 37,109,787 ADSs representing 185,548,934 Ordinary Shares for resale pursuant to the Registration Statement, and, as of the date of this letter, had a total of 178,980,859 Ordinary Shares outstanding, 5,157,907 of which are held by affiliates. The Registration Statement purports to register the maximum number of Ordinary Shares issuable under the Notes and Warrants issued in the first tranche of the Private Placement, but the actual amount or Ordinary Shares issuable pursuant to the Notes and Warrants may be a lesser amount as the conversion price of the Notes and the exercise price of the Warrants is subject to downward adjustment in connection with note issuances in subsequent tranches, subject to a per share floor price. Regardless of the percentage of the Company’s public float that is being registered for resale, we believe that the proper inquiry regarding whether the offering is a valid secondary resale or a primary distribution is whether the Registration Statement contemplates the resale of securities acquired from the Company by legitimate investors who assumed market risk of their investment, versus being designed as a conduit for the sale by the Company of securities underwritten by the intermediate investors to the general public. We believe that it is also important to note that the amount of shares being registered is only one factor cited in C&DI 612.09 and is not controlling.

The Staff has also indicated, in its Securities Act Rules Compliance and Disclosure Interpretations Question 612.12 and in its Securities Act Forms Compliance and Disclosure Interpretations Question 216.14 that, unless the facts and circumstances indicate that an underwriting relationship exists, secondary sales may be made under Rule 415(a)(1)(i) even when the shares registered for resale consist of shares held by affiliates or control persons, and such persons own more than 50% of the issuer’s securities.

As noted above, other than Mr. Dror, the Selling Shareholders are each precluded from being an affiliate or control person by the 4.99% blocking provisions in the Notes and Warrants. Nevertheless, the foregoing interpretive positions make clear that a holder in excess of one-half of an issuer’s outstanding shares can effect a valid secondary offering unless other facts demonstrate that the Selling Shareholders are acting as conduits for the issuer.  In this instance, none of the circumstances of the Private Placement indicate that the Selling Shareholders are reselling securities on behalf of the Company. The Selling Shareholders did not acquire the Securities under circumstances that would indicate that they would receive underwriting compensation from the Company in connection with the resale of ADSs or ordinary shares under the Registration Statement or that the Company had any financial interest in the resale of such shares. Finally, as explained below, to the Company’s knowledge, the Selling Shareholders are not in the business of underwriting securities.

In light of the foregoing, the Company believes that the number of Ordinary Shares being registered for resale pursuant to the Registration Statement should not restrict the Company’s ability to use Rule 415(a)(1)(i) for this offering.

Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities

To the Company’s knowledge, other than Mr. Dror, the Selling Shareholders are private investment funds or private accredited investors that buy and sell portfolio securities for their own accounts and they are not in the business of underwriting securities. As noted above, in the Purchase Agreement, the Selling Shareholders have made representations that they were purchasing the securities for their own account and had no arrangement or understanding to distribute the securities. There is no evidence to suggest that such representations are false.

The facts in this instance indicate that each of the Selling Shareholders made a fundamental decision to invest in the Company. Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

Factor 6: Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

The Company respectfully submits that the facts do not support the determination that the Selling Shareholders are acting as a conduit for the Company or that the Selling Shareholders are engaging in a distribution for the benefit of the Company. The Selling Shareholders made a fundamental decision to invest in the Company, have each represented its respective investment intent and disclaimed any intent to illegally distribute the securities it has purchased. There is no evidence to suggest that any of the Selling Shareholders are acting in concert to effect a coordinated distribution of the Company’s Ordinary Shares or ADSs representing the Company’s Ordinary Shares. The Selling Shareholders have borne the full economic risk of ownership of the Company’s securities, and likely will continue to do so for a significant period of time given the 4.99% blocker provisions contained in the Notes and the Warrants.

Accordingly, the Company believes that the foregoing analysis leads to the conclusion that the Notes and Warrants were issued in a valid private placement and the offering contemplated by the Registration Statement is a proper, secondary resale offering by the Selling Shareholders under Rule 415(a)(1)(i).

* * *

If you have any questions or require additional information, please call our attorneys, David Huberman at (+972) 54-596-5967 or Oded Har-Even at (212) 660-5002, of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

Sincerely, Nano Dimension Ltd.

By:	/s/ Amit Dror
Title:	Chief Executive Officer